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                                                                  EXHIBIT (a)(6)

                                                                   PRESS RELEASE

[JLG LOGO]
[JLG LETTERHEAD]
                                                           FOR IMMEDIATE RELEASE

                                            JLG INDUSTRIES CONTACT: JUNA ROWLAND
                                                   DIRECTOR, CORPORATE RELATIONS
                                                                  (717) 485-6605

                                     GRADALL INDUSTRIES CONTACT: ANDREA PHILLIPS
                                                        CORPORATE COMMUNICATIONS
                                                          (330) 339-2212 EXT 154


               JLG INDUSTRIES, INC. ANNOUNCES DEFINITIVE AGREEMENT
                       TO ACQUIRE GRADALL INDUSTRIES, INC.

          PROVIDING A BROADENED PRODUCT LINE AND EXPANDED CUSTOMER BASE
                COMBINED ANNUAL REVENUES APPROACHING $800 MILLION
  EXPECTED TO BE ACCRETIVE TO EPS IN THE FIRST FULL YEAR OF COMBINED OPERATIONS

         MCCONNELLSBURG, PA, AND NEW PHILADELPHIA, OH, MAY 11, 1999 - JLG Industries, Inc. (NYSE: JLG) and Gradall Industries, Inc. (NASDAQ: GRDL) today announced the signing of a definitive agreement under which JLG will acquire Gradall Industries, Inc. in an all-cash transaction for $20.00 per share, representing a 14 percent premium to yesterday's closing price and resulting in total cash to Gradall shareholders of approximately $200 million. The transaction will create a diversified capital equipment manufacturer with combined revenues approaching $800 million for the most recent four fiscal quarters and is expected to be accretive to JLG earnings per share in the first full year of combined operations.

         "A well established company with a leading brand name, Gradall brings to the table strong market share and a reputation for high quality products," said L. David Black, JLG's Chairman of the Board, President and Chief Executive Officer. "This acquisition brings JLG closer to our immediate goal of becoming a $1 billion company. The increased size and expanded product breadth will further
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enhance our ability to compete in a consolidating rental industry marketplace and position JLG for future growth opportunities, both domestically and internationally and is an excellent transaction for the stakeholders of both companies. The transaction not only combines two leading capital equipment brands with strong market shares, but also fits well with our diversification strategy. There is a tremendous opportunity within our respective markets to grow and expand the presence of both entities."

         Barry L. Phillips, Gradall's President and Chief Executive Officer, stated, "Gradall and JLG have similar corporate cultures and a common goal of being the best in our respective industries. We expect to benefit from JLG's global market strength. We also anticipate leveraging our product development and manufacturing expertise. Gradall looks forward to being a part of the JLG family. From a marketplace perspective, the strengths of our organizations are complementary and we target many of the same markets and share customers so we can leverage existing relationships. We are very excited about the prospects for cross-selling opportunities."

         The strategic reasons for this transaction are compelling for both companies and include the following key elements:

         - ADDITION OF GROWTH SEGMENT - Gradall's material handler product line will allow JLG to access one of the most dynamic and fastest growing product segments in the construction and industrial equipment industry.

         - MARKET CHANNEL LEVERAGE - Using their respective distribution strengths, the combined companies will further solidify their market position as a prime supplier to the North American rental industry.

         - CORE COMPETENCY LEVERAGE - Similarities between Gradall's products and those of JLG will allow JLG to leverage its core competencies in manufacturing, engineering, new product development, distribution and industry-leading sales and support services.

         - RELATED DIVERSIFICATION - The transaction will allow JLG to diversify its operations in accordance with its strategic plan. JLG's and Gradall's product lines are complementary, yet respond, in part, to different domestic and international economic cycles. The

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                  addition of Gradall's excavator product line can be expected to add a measure of consistency and counter-cyclicality to the overall product portfolio since Gradall's over-the-road highway-speed excavators are used extensively by state, county and local governments and by private highway contractors for infrastructure construction, maintenance and repair. Gradall's excavator business is expected to benefit from the passage of the Federal Highway Bill (TEA-21) that guarantees a minimum of $167 billion in spending for the highway program over the next six years (a 40 percent increase from the 1991 Federal Highway
                  Bill).

         - BRAND STRENGTH - Gradall's products, like those of JLG, are known for quality, reliability and durability. Its excavators have set the industry standard for more than half a century and its material handlers boast unique performance-enhancing features. The combined companies will offer a broad portfolio of products, each with brand name recognition and identification with quality.

         - CAPACITY - The acquisition of Gradall adds significantly to JLG's overall manufacturing capacity. Gradall's existing New Philadelphia, Ohio operation has more than 430,000 square feet under one roof and its recently acquired Orrville, Ohio facility provides more than 300,000 square feet of additional space.

         This transaction, including the refinancing of the pre-acquisition outstanding debt of both companies, will be financed using a $250 million five-year revolving credit facility. Commenting on the transaction financing, Mr. Black added, "As you know, JLG has historically been a debt-averse organization. This fiscal conservatism is now paying off as we are in a comfortable position to finance this transaction. Once the acquisition is complete, our total debt to total capitalization will be less than 50 percent and we expect comfortable EBITDA to interest expense coverage. Furthermore, given the current low interest rate environment and the negligible amount of debt currently on our balance sheet, leveraging our borrowing power is the expedient approach, particularly in today's environment where we believe that JLG's value is not being adequately recognized by the equity market."

         The transaction is expected to be completed during the fourth quarter of JLG's 1999 fiscal year (which ends July 31st) and is subject to customary conditions, including regulatory antitrust clearance

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and the tender of a majority of Gradall's shares. Gleacher & Co. LLC is acting as advisor to JLG in the transaction and Merrill Lynch & Co. is acting on behalf of Gradall.

         JLG Industries, Inc. is the world's leading manufacturer, distributor and international marketer of mobile aerial work platforms. Sales are made principally to distributors and rental companies, which rent and sell the Company's products to a diverse customer base, which includes users in the industrial, commercial, institutional and construction markets. Headquartered in McConnellsburg, Pennsylvania, JLG has two additional manufacturing facilities in Bedford, Pennsylvania and sales and service locations in Europe and Australia.

         Founded in 1946 and headquartered in New Philadelphia, Ohio, Gradall Industries, Inc. is a leading manufacturer of rough-terrain, variable-reach material handlers and telescoping hydraulic excavators used in infrastructure, residential, non-residential and institutional construction and is one of the industry's most widely recognized brand names. Gradall's variable-reach material handlers accounted for approximately 60 percent of their 1998 total net sales. The company is one of the market leaders in this segment, with its variable-reach material handlers presently ranking among the top three in market share in North America. Gradall's excavator business is an industry leader in the road maintenance and infrastructure markets in much the same way as JLG has achieved a leadership position in the aerial work platform market. Excavators represented nearly 30 percent of Gradall's 1998 total net sales.

         The forward-looking statements in this announcement may involve certain risks and uncertainties, including cyclical demand, a consolidating customer base, product liability, availability of product components and others, as detailed in the Company's SEC reports, including the report on Form 10-Q for the quarter ended January 31, 1999. In addition, there are inherent risks in consummating the transaction and executing the strategy that it entails. These risks include the difficulty of integrating two business organizations and achieving potential business and operational synergies and interest rate market risks and other risks associated with the transaction financing. Additional risks that should be considered for the combined entities are described in the reports of Gradall filed with the SEC.

           For a fax copy, please call 800-758-5804, extension 470675.


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